SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Oi S.A. – In Judicial Reorganization
(Name of Issuer)

Common Shares
Preferred Shares
(Title of Class of Securities)

Common Shares: BROIBRACNOR1**
Preferred Shares: BROIBRACNPR8***
(CUSIP Number)

December 31, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The Common Shares have no CUSIP Number. The ISIN Number is BROIBRACNOR1.

***The Preferred Shares have no CUSIP Number. The ISIN Number is BROIBRACNPR8.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
Common Shares: BROIBRACNOR1 Preferred Shares:	BROIBRACNPR8	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
Solus Alternative Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
171,377,905 Common Shares[1] 0 Preferred Shares

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
171,377,905 Common Shares[1] 0 Preferred Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
171,377,905 Common Shares[1] 0 Preferred Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.97% of Common Shares[1] 0% of Preferred Shares

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1 The 171,377,905 Common Shares beneficially owned consist of 34,275,581 American Depositary Shares, each representing five (5) Common Shares (the “Common Share ADSs”).

13G
Common Shares: BROIBRACNOR1 Preferred Shares:	BROIBRACNPR8	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Solus GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
171,377,905 Common Shares[1] 0 Preferred Shares

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
171,377,905 Common Shares[1] 0 Preferred Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
171,377,905 Common Shares[1] 0 Preferred Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.97% of Common Shares[1] 0% of Preferred Shares

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 The 171,377,905 Common Shares beneficially owned consist of 34,275,581 Common Share ADSs.

13G
Common Shares: BROIBRACNOR1 Preferred Shares:	BROIBRACNPR8	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
Christopher Pucillo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
171,377,905 Common Shares[1] 0 Preferred Shares

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
171,377,905 Common Shares[1] 0 Preferred Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
171,377,905 Common Shares[1] 0 Preferred Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.97% of Common Shares[1] 0% of Preferred Shares

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 The 171,377,905 Common Shares beneficially owned consist of 34,275,581 Common Share ADSs.

13G
Common Shares: BROIBRACNOR1 Preferred Shares:	BROIBRACNPR8	Page 5 of 8 Pages
Item 1(a).	Name of Issuer:

Oi S.A. – In Judicial Reorganization (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Rua Humberto de Campos 425, 8th floor, Leblon, 22430-190 Rio de Janeiro, RJ, Federative Republic of Brazil

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)
Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC”), which serves as the investment manager (the “Investment Manager” or “Solus”) to certain investment funds and/or accounts (the “Funds”), with respect to the Common Shares and the Preferred Shares (each as defined in Item 2(d) below) held by the Funds;

(ii)
Solus GP LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the Common Shares and the Preferred Shares held by the Funds; and

(iii)	Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP with respect to the Common Shares and the Preferred Shares held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

410 Park Avenue, 11th Floor, New York, NY 10022

Item 2(c).	Citizenship:

(i)	Investment Manager: Delaware;

(ii)	GP: Delaware; and

(iii)	Mr. Pucillo: United States of America.

Item 2(d).	Title of Class of Securities:

Common Shares, without par value (the “Common Shares”), and Preferred Shares, without par value (the “Preferred Shares”).

Item 2(e).	CUSIP Number:

The Common Shares have no CUSIP Number. The ISIN Number is BROIBRACNOR1.

The Preferred Shares have no CUSIP Number. The ISIN Number is BROIBRACNPR8.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

13G
Common Shares: BROIBRACNOR1 Preferred Shares:	BROIBRACNPR8	Page 6 of 8 Pages
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☒	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940,

(j)	☐	Non-U.S. institution in accordance with Rule 13d- 1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G as of December 31, 2020 are calculated based upon 5,796,478,000 Common Shares (including Common Shares represented by Common Share ADSs) issued and outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 17, 2020.

(a)	Amount beneficially owned: 171,377,905 Common Shares and 0 Preferred Shares

(b)	Percent of class: 2.97% of Common Shares and 0% of Preferred Shares

(c)	(i)	Sole power to vote or direct the vote: N/A

(ii)	Shared power to vote or direct the vote: 171,377,905 Common Shares and 0 Preferred Shares

(iii)	Sole power to dispose or direct the disposition: N/A

(iv)	Shared power to dispose or direct the disposition: 171,377,905 Common Shares and 0 Preferred Shares

The Common Shares reported herein are held through an aggregate of 34,275,581 Common Share ADSs (each of which represents five (5) Common Shares).

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

13G
Common Shares: BROIBRACNOR1 Preferred Shares:	BROIBRACNPR8	Page 7 of 8 Pages
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

By:	/s/ Christopher Pucillo
Christopher Pucillo individually and as managing member of Solus GP LLC for itself and as the general partner of
Solus Alternative Asset Management LP